For Immediate Release

Contact:       Laurence G. Sellyn, Executive Vice-President,
Chief Financial and Administrative Officer
Tel: (514) 343-8805
Email: lsellyn@gildan.com

Gildan Activewear Announces 24.6% Increase in Third Quarter EPS
 - Company Raises EPS Guidance for Fiscal Year 2006 -

Montréal, Thursday, August 3rd, 2006 - Gildan Activewear Inc. (GIL; TSX and NYSE) today announced its financial results for its fiscal quarter ended July 2, 2006, and updated its earnings guidance for fiscal year 2006.

Third Quarter Sales and Earnings

Gildan reported record third quarter net earnings of U.S. $42.8 million and diluted EPS of U.S. $0.71, up respectively 25.5% and 24.6% from U.S. $34.1 million and U.S. $0.57 per share in the third quarter of fiscal 2005. The increase in net earnings and EPS compared to a year ago was due to continuing strong growth in unit sales volumes and higher gross margins, partially offset by increased selling, general and administrative and depreciation expenses.

Sales in the third quarter amounted to a record U.S. $233.9 million, up 17.6% from U.S. $198.9 million in the third quarter of last year. The increase in sales revenues reflected a 15.6% increase in unit sales volumes and the impact of a higher-valued product-mix, partially offset by an approximate 2.5% reduction in unit selling prices compared to last year. The growth in unit sales was due to continuing market share penetration, combined with 3.7% growth in overall industry unit shipments in the quarter. The Company's ability to fully capitalize on demand for its products in the third quarter continued to be constrained by limitations on production capacity.

The table below summarizes the S.T.A.R.S. data for market growth and market shares in the U.S. distributor channel for the calendar quarter ended June 30, 2006. The S.T.A.R.S. data for the quarter includes information provided by the largest wholesale distributor, which has renewed its participation in the report. In order to calculate year-over-year growth rates, S.T.A.R.S. has adjusted comparative data for the June quarter of 2005. However, market share data for last year has not yet been restated by S.T.A.R.S. on a comparable basis.

	Gildan	Gildan	Industry
	Market Share	Unit Growth	Unit Growth
	Q3 2006	Q3 2006 vs. Q3 2005	Q3 2006 vs. Q3 2005

All products	43.6%	18.6%	3.7%

T-shirts	44.5%	19.2%	4.2%

Sport shirts	32.7%	4.2%	(0.2)%

Fleece	32.3%	15.5%	(4.5)%

Gross margins in the third quarter were 32.4%, versus 31.6% in the third quarter of 2005. The increase in gross margins was due to more favourable product-mix, increased manufacturing efficiencies and lower cotton costs, partially offset by the impact of the reduction in selling prices as well as higher energy and transportation costs.

Selling, general and administrative expenses in the third quarter were U.S. $22.0 million, or 9.4% of sales, compared to U.S. $19.1 million, or 9.6% of sales, in the third quarter of last year. The increase in selling, general and administrative expenses was due to higher distribution expenses, professional fees for compliance with SOX-404, the impact of the stronger Canadian dollar and a write-down of surplus equipment, combined with the cost of ongoing organizational development to support the Company's growth strategy. The increase of U.S. $2.1 million in depreciation expenses was due to the Company's continuing investments in capacity expansion, in particular the new Dominican Republic textile facility.

Year-to-date Sales and Earnings

Sales for the nine months ended July 2, 2006 were U.S. $538.0 million, up 13.7% from the corresponding period of last year, due to an increase of 14.8% in unit sales volumes, partially offset by lower selling prices.

Net earnings for the first nine months amounted to U.S. $90.0 million, or U.S. $1.49 per share, up respectively 39.3% and 38.0% from adjusted net earnings of U.S. $64.6 million or U.S. $1.08 per share in the first nine months of fiscal 2005, excluding the special charge of U.S. $7.8 million after tax, or U.S. $0.13 per share, incurred in the second quarter of fiscal 2005 for the closure and relocation of the Company's Canadian yarn-spinning operations. The increase in net earnings and EPS compared to fiscal 2005 was due to continuing unit volume growth and higher gross margins, partially offset by increased selling, general and administrative and depreciation expenses. Net earnings and diluted EPS increased by 58.4% and 56.8% respectively, after taking account of the special charge in the results for fiscal 2005.

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Cash Flow

During the third quarter, the Company generated free cash flow (defined as cash flow from operating activities less cash flow from investing activities) of U.S. $33.6 million, including U.S. $5.0 million proceeds from the disposal of the balance of the Canadian yarn-spinning assets held for sale. Inventories decreased by U.S. $25.3 million in the third quarter, compared to U.S. $9.3 million in the third quarter a year ago. Capital expenditures in the third quarter, primarily for major capacity expansion projects, amounted to U.S. $17.8 million. During the quarter, Gildan utilized U.S. $17.5 million of its cash and cash equivalents to finance the third scheduled principal repayment of its Senior Notes, and ended the quarter with cash and cash equivalents of U.S. $63.9 million.

Fourth Quarter and Full Year EPS Guidance

Gildan has increased its diluted EPS guidance for the full 2006 fiscal year to approximately U.S. $2.07. The revised full year guidance is up from the Company's most recent guidance of approximately U.S. $2.00 per share, and reflects a projected increase of 33.5% compared with adjusted EPS of U.S. $1.55 in fiscal 2005, before taking account of the prior year special charge.

The further increase in EPS guidance for fiscal 2006 is due to the more favourable than previously anticipated results for the third quarter, and the assumed continuation in the fourth quarter of more favourable manufacturing efficiencies and product-mix, partially offset by the projected continuation of more unfavourable industry pricing. The Company is now projecting diluted EPS of U.S. $0.58 in the fourth quarter, compared with its most recent guidance of U.S. $0.56 per share and up 23.4% from adjusted EPS of U.S. $0.47 in the fourth quarter of fiscal 2005. The updated guidance assumes that the Company's recent acquisition of Kentucky Derby Hosiery Co., Inc., which was completed on July 6, 2006, will be neither accretive nor dilutive to EPS in the fourth quarter of the current fiscal year.

Disclosure of Outstanding Share Data

As of July 31, 2006 there were 60,093,130 common shares issued and outstanding along with 446,847 stock options and 418,500 restricted share units outstanding. Each stock option entitles the holder to purchase one common share at the end of the vesting period at a pre-determined option price. Each restricted share unit entitles the holder to receive one common share at the end of the vesting period. However, the vesting of 50% of the restricted share grant is dependent upon the financial performance of the Company, relative to a benchmark group of Canadian publicly-listed companies.

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Profile

Gildan is a vertically-integrated marketer and manufacturer of quality branded basic apparel. The Company is the leading supplier of activewear for the wholesale imprinted sportswear market in the U.S. and Canada, and also a leading supplier to this market in Europe. The Company sells T-shirts, sport shirts and sweatshirts in large quantities to wholesale distributors as undecorated "blanks", which are subsequently decorated by screenprinters with designs and logos. Consumers ultimately purchase the Company's products, with the Gildan label, in venues such as sports, entertainment and corporate events, and travel and tourism destinations. Other end-uses include work uniforms and similar applications to convey individual, group and team identity. In addition to continuing its growth within the wholesale channel, Gildan is implementing a major new growth initiative to sell athletic socks, underwear and activewear to mass-market retailers in North America.

Certain statements included in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Such forward-looking statements involve assumptions and known and unknown risks, uncertainties and other factors, including, but not limited to: general economic conditions such as currency exchange rates, commodity prices and other factors over which we have no control; the impact of economic and business conditions, industry trends and other external and political factors in the countries in which we operate; the intensity of competitive activity; changes in environmental, tax, trade and other laws and regulations; our ability to implement our strategies and plans; our ability to complete and successfully integrate acquisitions; changes in customer demand for our products and our ability to maintain customer relationships and grow our business; the seasonality of our business; our ability to attract and retain key personnel; changes in accounting policies; and, disruption to manufacturing and distribution activities due to the impact of weather, natural disasters and other unforeseen adverse events, which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. You should not place undue reliance on these forward-looking statements, which are made only as of the date of this press release. We refer you to the Company's filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of other factors that may affect the Company's future results.

This release includes reference to certain Non-GAAP Financial Measures such as net earnings and earnings per share before the special charge. The Company uses and presents certain Non-GAAP Financial Measures because it believes such measures provide meaningful information on the Company's performance and operating results. However, investors should know that such Non-GAAP Financial Measures have no standardized meaning as prescribed by GAAP and may not be comparable to similar measures presented by other companies. Accordingly, they should not be considered in isolation.

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Information for shareholders

Gildan Activewear Inc. will hold a conference call to discuss these results today at 10:00 AM Eastern Time. The conference call can be accessed by dialing 800-261-3417 (Canada & U.S.) or 617-614-3673 (international) and entering passcode 10708813, or by live sound web cast on Gildan's Internet site ("Investor Relations" section) at the following address: www.gildan.com. If you are unable to participate in the conference call, a replay will be available starting that same day at 12:00 PM EST by dialing 888-286-8010 (Canada & U.S.) or 617-801-6888 (international) and entering passcode 34962382, until Thursday, August 10, 2006 at midnight, or by sound web cast on Gildan's web site for 30 days.

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Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars, except per share data)

	Three months ended		Nine months ended
	July 2, 2006	July 3, 2005	July 2, 2006	July 3, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Sales	$233,945	$198,901	$538,038	$473,179
Cost of sales	158,221	136,091	358,011	328,309

Gross profit	75,724	62,810	180,027	144,870

Selling, general and administrative expenses	21,978	19,134	60,747	53,746
Special charge (note 1)	-	-	-	11,886

	53,746	43,676	119,280	79,238

Depreciation and amortization	8,169	6,043	23,311	18,413
Interest expense, net	759	1,191	2,028	3,691
Non-controlling interest in income of
consolidated joint venture	192	72	240	187

Earnings before income taxes	44,626	36,370	93,701	56,947

Income tax expense (note 2)	1,795	2,223	3,660	101

Net earnings	$42,831	$34,147	$90,041	$56,846

Basic EPS	$0.71	$0.57	$1.50	$0.95

Diluted EPS	$0.71	$0.57	$1.49	$0.95

Weighted average number of shares outstanding (in thousands)
Basic	60,077	59,816	60,034	59,613
Diluted	60,627	60,270	60,611	60,042

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars)

	Three months ended		Nine months ended
	July 2, 2006	July 3, 2005	July 2, 2006	July 3, 2005
	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Cash flows from (used in) operating activities:
Net earnings	$42,831	$34,147	$90,041	$56,846
Adjustments for:
Depreciation and amortization	8,169	6,043	23,311	18,413
Future income taxes	427	1,431	845	(1,943)
Loss on disposal and writedown of fixed assets	833	287	1,175	8,646
Stock-based compensation expense	318	164	843	581
Other	(574)	465	(407)	619
	52,004	42,537	115,808	83,162
Net changes in non-cash working capital balances:
Accounts receivable	(29,333)	(23,863)	(24,077)	(26,552)
Inventories	25,330	9,304	(26,400)	(14,732)
Prepaid expenses and deposits	(2,413)	325	(1,908)	(3,114)
Accounts payable and accrued liabilities	293	7,548	(3,499)	5,437
Income taxes payable	1,240	324	1,225	400
	47,121	36,175	61,149	44,601

Cash flows from (used in) financing activities:
Increase in long-term debt	-	1,139	691	2,420
Repayment of long-term debt	(18,007)	(17,569)	(19,279)	(18,495)
Contribution by non-controlling interest	-	-	-	2,500
Proceeds from the issuance of shares	167	1,310	1,614	4,997
	(17,840)	(15,120)	(16,974)	(8,578)

Cash flows from (used in) investing activities:
Purchase of fixed assets	(17,772)	(23,563)	(53,995)	(66,693)
Proceeds from the disposal of assets held for sale	5,027	2,599	5,027	2,599
(Increase) decrease in other assets	(756)	676	(1,007)	(1,933)
	(13,501)	(20,288)	(49,975)	(66,027)

Effect of exchange rate changes on cash
and cash equivalents	(26)	(26)	(119)	117

Net increase (decrease) in cash and cash
equivalents during the period	15,754	741	(5,919)	(29,887)

Cash and cash equivalents, beginning of period	48,129	30,043	69,802	60,671

Cash and cash equivalents, end of period	$63,883	$30,784	$63,883	$30,784

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc.
Consolidated Statements of Earnings
(In thousands of U.S. dollars)

	July 2, 2006	October 2, 2005	July 3, 2005
	(unaudited)	(audited)	(unaudited)

Current assets:
Cash and cash equivalents	$63,883	$69,802	$30,784
Accounts receivable	133,666	108,646	112,354
Inventories	161,261	134,861	131,803
Prepaid expenses and deposits	6,302	4,394	6,426
Future income taxes	8,575	10,135	9,943
	373,687	327,838	291,310

Fixed assets	292,985	260,615	249,984
Assets held for sale	-	5,027	5,426
Other assets	6,475	4,036	4,928

Total assets	$673,147	$597,516	$551,648

Current liabilities:
Bank indebtedness	$3,980	$3,980	$-
Accounts payable and accrued liabilities	86,579	86,843	81,425
Income taxes payable	3,516	2,206	2,400
Current portion of long-term debt	19,582	19,859	19,724
	113,657	112,888	103,549

Long-term debt	8,977	27,288	24,159
Future income taxes	31,821	31,386	28,373
Non-controlling interest	5,634	5,394	5,548

Shareholders' equity:
Share capital	85,791	84,177	83,167
Contributed surplus	2,439	1,596	1,262
Retained earnings	398,580	308,539	279,342
Cumulative translation adjustment	26,248	26,248	26,248
	513,058	420,560	390,019

Total liabilities and shareholders' equity	$673,147	$597,516	$551,648

See accompanying condensed notes to interim consolidated financial statements.

Gildan Activewear Inc. - Condensed notes to Interim consolidated financial statements

For complete notes to the interim consolidated financial statements, please refer to filings with the various securities regulatory authorities.

1.     During the second quarter of fiscal 2005, the Company closed its two Canadian yarn-spinning operations and recognized a charge of $11.9 million before tax, or $7.8 million after tax ($0.13 per share). The components of the special charge were as follows:

Writedown of fixed assets	$7,872
Employee severance	3,688
Other	326
$11,886

Basic and diluted earnings per share for the nine months ended July 3, 2005 have been presented below as reported and before the impact of these closure costs:

Basic and diluted EPS as reported	$0.95
Special charge	0.13
Basic and diluted EPS before special charge	$1.08

A major portion of the Canadian yarn-spinning equipment was transferred to a new facility in Clarkton, North Carolina, which is operated by the Company's joint venture with Frontier Spinning Mills, Inc. The Company reduced the carrying values of the remaining fixed assets considered to be held for sale to their fair values. All severance payments had been paid as at July 3, 2005.

In the fourth quarter of fiscal 2005, the Company realized an after-tax gain of $0.8 million, or $0.01 per share, from the sale of equipment, thereby reducing the cumulative amount of the charge to $10.7 million before tax, or $7.0 million after-tax ($0.12 per share), for the full fiscal year.

During the third quarter of fiscal 2006, the assets held for sale were sold for proceeds of $5.0 million, which approximated their carrying value.

2.      The income tax expense of $0.1 million for the nine months ended July 3, 2005 included an income tax recovery arising from the special charge of the closure of the Canadian yarn-spinning operations in the second quarter of fiscal 2005. Excluding the impact of the tax recovery due to the closure costs, the tax provision for the nine month period ended July 3, 2005 was $4.2 million, resulting in a tax rate of 6.1%.